Illinois Tool Works Inc.
Corporate Headquarters
3600 West Lake Avenue
Glenview, Illinois 60026-1215
Telephone 847.657.4998
Facsimile 847.657.4421

David B. Speer
Chairman and
Chief Executive Officer

ITW

Exhibit 99.1

November 10, 2011

To the women and men of ITW,

I have some news to share with you today. I have recently been diagnosed with a medical condition that requires treatment during the coming weeks. I plan to continue in my role as chairman and CEO during the course of my treatment. The Company's three vice chairmen, Tom Hansen, David Parry and Scott Santi, along with the rest of the senior leadership team, will continue to assist and support me in the day-to-day operations of the Company.

I know that I can count on you to continue to carry out business as usual. I am so proud to be part of the ITW family and I thank you for your support.

Thank you.

David B. Speer